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                              December 20, 2021

       Carter Culver
       Assistant Secretary
       Constellation Energy Corporation
       c/o Exelon Corporation
       10 South Dearborn Street
       P.O. Box 805379
       Chicago, Illinois 60680-5379

                                                        Re: Constellation
Energy Corporation
                                                            Amendment No. 1 to
Registration Statement on Form 10-12B
                                                            Filed December 15,
2021
                                                            File No. 001-41137

       Dear Mr. Culver:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       December 14, 2021 letter

       Amendment No. 1 to Registration Statement on Form 10-12B

       Dividend Policy, page 46

   1. We note your response to prior comments 1 and 3, and reissue in part. Your response to prior comment 3 states
that the form of credit agreement reflects deletions of several covenants (including a
previous covenant restricting distributions). However, Section
                                                        6.04 of your form of
credit agreement filed as Exhibit 10.8 refers to restrictions and conditions to pay
dividends or other distributions identified on Schedule 6.04. Please file a copy of Schedule 6.04
with your form of credit agreement filed as Exhibit 10.8 and revise your disclosures
regarding these restrictions and conditions accordingly.
 Carter Culver
Constellation Energy Corporation
December 20, 2021
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Robert Babula, Staff Accountant, at 202-551-3339 or Gus Rodriguez,
Accounting Branch Chief, at 202-551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Irene
Barberena-Meissner, Staff
Attorney, at 202-551-6548 or Loan Lauren Nguyen, Legal Branch Chief, at 202-551-3642 with any other questions.



                                                          Sincerely,
FirstName LastNameCarter Culver
                                                          Division of
Corporation Finance
Comapany NameConstellation Energy Corporation
                                                          Office of Energy &
Transportation
December 20, 2021 Page 2
cc:       Tiffany Chan, Esq.
FirstName LastName